

Mail Stop 3561

September 23, 2016

Mr. Tom Levescy
Chief Accounting Officer and Controller
Enable Midstream Partners, .LP
One Leadership Square
211 North Robinson Avenue
Suite 150
Oklahoma City, Oklahoma 73102

      Re: Enable Midstream Partners, LP
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 17, 2016
              Form 10-Q for Fiscal Quarter Ended June 30, 2016
              Filed August 3, 2016
              File No. 001-36413

Dear Mr. Levescy:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K For Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

General Trends and Outlook, page 63

1. We note you have no allowance for doubtful accounts receivable at December 31, 2015. Please tell us how you monitor the credit quality of your producer customers and how

you considered whether the collectability of your accounts receivable has been impacted by the decline in commodity prices.

2. We note that you have gathering and processing contracts with minimum volume commitments. Please confirm our assumption, if true, that you have neither renegotiated the fees or minimum volume commitments on any contracts prior to their expiration nor are currently in the process of renegotiating any contracts prior to their expiration. If our assumption is incorrect, please tell us in detail how you considered the impact of these renegotiated contracts when explaining trends and uncertainties in your results of operations. Please also tell us, and consider disclosing in future filings, the volume amount of gathering and processing contracts that expire within one year and your expectations regarding the trend of gathering and processing fees.

3. We note that several oil and gas producers with operations in Texas and Oklahoma have recently declared bankruptcy. Please tell us in detail how your determined there was no potential additional impairment of your Texas and Oklahoma operations' long-lived assets or intangible assets related to financial difficulties, if any, of your oil and gas producer customers.

Non-GAAP Financial Measures, page 70

4. We note your disclosure that Gross margin allows you to make a meaningful comparison of the operating results between your fee-based revenues, and your commodity-based contracts which involve the purchase or sale of natural gas, NGLs, and/or crude oil, and it also allows you to make a meaningful comparison of the results of your commodity-based activities across different commodity price environments because it measures the spread between the product sales price and cost of products sold. However, we note that your Gross margin measure represents your total revenues from both product sales and service revenues less the cost of natural gas and natural gas liquids. Please explain to us in more detail why subtracting certain costs of selling your products from your aggregate revenue including both product sales and service revenue achieves your stated objectives. Given your recent disaggregation of product sales from service revenue, also tell us how you considered revising this non-GAAP measure to present product sales less the cost of natural gas and natural gas liquids in order to capture the spread between product sales price and cost of products sold.

Financial Statements

(17) Equity Based Compensation, page 125

5. Based on your disclosures, it appears that your Performance units and Phantom units are entitled to receive distributions and that payment of such distributions is accumulated and paid at vesting of the respective units. You also disclose that distributions are paid as declared on your Restricted units and such distributions are not subject to forfeiture after

payment. Please clarify what you mean by your disclosure that for your Performance units and Phantom units distributions are not included in the fair value calculation while distributions for your Restricted units are included in the fair value calculation. We note that for awards for which employees are not entitled to dividends declared on the underlying shares the grant date fair value of the award would be measured using the grant-date fair value of your common shares reduced by the present value of the dividends expected to be paid on the underlying shares during the requisite service period. Conversely, for awards where dividends are either paid or accumulated prior to vesting, such dividends are accounted for under the guidance in ASC 718-10-55-44 through 55-45. Please explain your disclosure and your accounting for distributions on your non-vested Performance, Phantom and Restricted unit awards.

Form 10-Q for Fiscal Quarter June 30, 2016

Financial Statements

(4) Partners' Equity, page 12

6. We note that your Series A Preferred Units are required to be redeemed in certain circumstances if they are not eligible for trading on the New York Stock Exchange. We also note your Third Amended and Restated Agreement of Limited Partnership of Enable Midstream Partners, LP, dated as of February 18, 2016 appears to limit such circumstances to listing requirements of the New York Stock Exchange reasonably within the control of the Partnership. Please explain to us in detail whether listing requirements reasonably within control of the Partnership is defined, or if not, how you and holders of Series A Preferred Units would determine which listing requirements were deemed to be reasonably within your control. Please explain to us your understanding of which listing requirements would be deemed reasonably within your control and which listing requirements would be deemed outside your control to support your conclusion that these Series A Preferred Units should be classified within equity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products

Cc: Gerald M. Spedale, Esq.
      Baker Botts LLP